December 7, 2006

VIA EDGAR

Song Brandon
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Grant Life Sciences, Inc. (the “Company”)
Registration Statement on SB-2 (“Form SB-2”)
Response Furnished on November 9, 2006
File No. 333-137774

Dear Ms. Brandon:

This letter responds to comments contained in the Staff letter, dated November 16, 2006, addressed to Dr. Hun-Chi Lin, the Company’s President, with respect to the Company’s filing of Form SB-2.

Form SB-2

1.
We note your response to comment 1. However, given the nature and size of the transaction, we are unable to agree with your analysis that the transaction being registered is appropriately characterized as a transaction that is eligible to be made on a continuous or delayed basis under Rule 415(a)(l)(i) with respect to the shares being offering by AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC. Please remove these entities from your Form SB-2. Additionally with respect to those entities, please note that because the offering of the common stock may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you may not file a resale registration statement before the time that AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners U, LLC, as selling shareholders convert or exercise the outstanding securities and acquire the common stock. At that time, you may register the transaction on the form on which you are eligible to register the transaction as a primary offering; identify the investors identified as selling shareholders and underwriters in the registration statement and include the price at which the underwriters will sell the securities.

Response:

Although this matter has been discussed further during a conference call between myself, Carol McGee and other members of the Staff, we believe it is important to raise one last point, which has not been previously been discussed. The Company received financing from AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC in three separate tranches, the last of which was funded on August 30, 2005. Accordingly, the shares of common stock issuable upon conversion of the callable secured convertible notes and upon exercise of the outstanding warrants are eligible for resale pursuant to Rule 144 under the Securities Act. Therefore, in light of the fact that these shares can be sold, albeit subject to the volume limitations of Rule 144, we believe that there is no detriment to the marketplace by allowing such shares to be sold pursuant to an effective registration statement and in effect is preferential since sufficient disclosure will be provided in the registration statement, which would not be made in connection with sales pursuant to Rule 144.

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Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely, /s/Yoel Goldfeder Yoel Goldfeder